                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)


                           The San Francisco Company

                                (Name of Issuer)


                              Class A Common Stock

                         (Title of Class of Securities)


                                   064772106

                                 (CUSIP Number)


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
David M. Niebauer, Esq.            J. Michael Shepherd, Esq.                John C. Murphy, Jr., Esq.
  Graham & James LLP            Brobeck, Phleger & Harrison LLP         Cleary, Gottlieb, Steen & Hamilton
  One Maritime Plaza            One Market, Spear Street Tower            2000 Pennsylvania Avenue, N.W.
San Francisco, CA 94114             San Francisco, CA 94105                Washington, D.C. 20006-1801
    (415) 954-0200                      (415) 442-0900                            (202) 974-1500
----------------------------------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 6, 1999
            (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box:   [  ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                           ---------------------------
   CUSIP NO. 064772106               13D                 PAGE  1  OF  3 PAGES
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Mr. Robb Evans
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [  ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
  NUMBER OF        7.  SOLE VOTING POWER

   SHARES              31,027,302
                   -------------------------------------------------------------
BENEFICIALLY       8.  SHARED VOTING POWER

  OWNED BY             0
                   -------------------------------------------------------------
    EACH           9.  SOLE DISPOSITIVE POWER

  REPORTING            0
                   -------------------------------------------------------------
   PERSON          10. SHARED DISPOSITIVE POWER

    WITH               31,027,302(1)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,027,302(1)
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
                                                                            [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    97.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

          (1) As described in Items 4 and 5, pursuant to an order of the Board of Governors of the Federal Reserve System (the "Order") and a Voting Trust Agreement, among Mr. Robb Evans, PT Gunung Agung and Mr. Putra Masagung (the "Voting Trust Agreement"), each dated November 30, 1998, all of the shares beneficially owned by Mr. Evans have been deposited into a voting trust, of which Mr. Evans is the trustee. Mr. Evans' ability to exercise certain stockholders rights, including with respect to the disposition of the shares beneficially owned by Mr. Evans, are subject to the terms of the Order and the Voting Trust Agreement. Mr. Evans has sole voting power with respect to the shares beneficially owned by him, provided that Mr. Evans shall not vote to alter the articles of incorporation, bylaws, management or business plans of The San Francisco Company without prior approval of the Board of Governors of the Federal Reserve System and the California Department of Financial Institutions and prior notice to PT Gunung Agung and Mr. Putra Masagung. See Items 4 and 5.

--------------------------                           ---------------------------
   CUSIP NO. 064772106               13D                 PAGE  2  OF  3 PAGES
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    PT Gunung Agung ("PTGA")
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     BK
     WC
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [  ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Indonesia
--------------------------------------------------------------------------------
  NUMBER OF        7.  SOLE VOTING POWER

   SHARES              0
                   -------------------------------------------------------------
BENEFICIALLY       8.  SHARED VOTING POWER

  OWNED BY             0
                   -------------------------------------------------------------
    EACH           9.  SOLE DISPOSITIVE POWER

  REPORTING            0
                   -------------------------------------------------------------
   PERSON          10. SHARED DISPOSITIVE POWER

    WITH               16,600,845(2)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,600,845(2)
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)

                                                                            [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    HC
--------------------------------------------------------------------------------

          (2) As described in Item 4 and Item 5, pursuant to the Order and the Voting Trust Agreement, all of the shares beneficially owned by PTGA have been deposited into a voting trust. PTGA's ability to exercise certain stockholder rights, including with respect to the disposition of all of the shares beneficially owned by PTGA, are restricted as a result of the Order and are subject to the terms of the Voting Trust Agreement. PTGA does not have any voting power with respect to the shares beneficially owned by it, but its approval is required before the trustee may sell its shares. See Items 4 and 5.

--------------------------                           ---------------------------
   CUSIP NO. 064772106               13D                 PAGE  3  OF  3 PAGES
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Mr. Putra Masagung
    S.S. No. ###-##-####
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
    BK
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [  ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Indonesia
--------------------------------------------------------------------------------
  NUMBER OF        7.  SOLE VOTING POWER

   SHARES              0
                   -------------------------------------------------------------
BENEFICIALLY       8.  SHARED VOTING POWER

  OWNED BY             0
                   -------------------------------------------------------------
    EACH           9.  SOLE DISPOSITIVE POWER

  REPORTING            0
                   -------------------------------------------------------------
   PERSON          10. SHARED DISPOSITIVE POWER

    WITH               14,426,457(3)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,426,457(3)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

          (2) As described in Item 4 and Item 5, pursuant to the Order and the Voting Trust Agreement, all of the shares beneficially owned by Mr. Masagung have been deposited into a voting trust. Mr. Masagung's ability to exercise certain stockholder rights, including with respect to the disposition of all of the shares beneficially owned by Mr. Masagung, are restricted as a result of the Order and are subject to the terms of the Voting Trust Agreement. Mr. Masagung does not have any voting power with resect to the shares beneficially owned by him, but his approval is required before the trustee may sell his shares. See Items 4 and 5.

     This Schedule 13D of Mr. Robb Evans also amends and supplements the
Schedule 13D filed on November 10, 1998(the "PTGA Schedule 13D") of PT Gunung Agung ("PTGA") and the Schedule 13D filed on July 30, 1992, as amended on February 16, 1994, July 19, 1994 and February 23, 1998 (as amended, the "Masagung Schedule 13D"), of Mr. Putra Masagung, with respect to Class A Common Stock of The San Francisco Company.

Item 1.  Security and Issuer.

     This statement relates to shares of Class A Common Stock of The San Francisco Company ("Issuer"). The address of Issuer's principal executive offices is 550 Montgomery Street, San Francisco, California 94111.

Item 2.  Identity and Background.

a)   Mr. Robb Evans

b)   Robb Evans & Associates
     1450 Sheldon Street
     Sun Valley, CA  91352-1121

c)   Trustee

d)   Mr. Evans has not been convicted in any criminal proceedings.

e) Mr. Evans has not been, and is not, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)   United States of America.

Except as set forth in Annex B with respect to PTGA, there is no change regarding the identity and background information previously provided by PTGA in the PTGA Schedule 13D and Mr. Masagung in the Masagung Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     As described in Items 4 and 5, pursuant to an order of the Board of Governors of the Federal Reserve System and a Voting Trust Agreement, dated as of November 30, 1998 (the "Voting Trust Agreement"), among Mr. Evans, PTGA and Mr. Masagung, effective January 6, 1999, Mr. Masagung transferred record ownership of 31,027,302 shares of Class A Common Stock of Issuer (the "Shares"), of which 16,600,845 shares of Class A Common Stock of Issuer are beneficially owned by PTGA (the "PTGA Shares") and 14,426,457 shares of Class A Common Stock of Issuer are beneficially owned by Mr. Masagung (the "Masagung Shares"), to Mr. Evans, as trustee under the Voting Trust Agreement. Pursuant to the Voting Trust Agreement, a voting trust certificate was issued and delivered to each of PTGA and Mr. Masagung.

Item 4.  Purpose of Transaction.

(a)-(j) The purpose of the transaction is to effect the acquisition by Mr. Evans of voting control of the Shares pursuant to (i) the notice of intent not to disapprove such acquisition of voting control, which was issued on January 4, 1999, by the Federal Reserve Bank of San Francisco acting pursuant to authority delegated by the Board of Governors of the Federal Reserve System (the "Board"); and (ii) the Approval to Acquire Control of Bank of San

Francisco (the "Bank")/1/, which Approval was issued by the California Department of Financial Institutions (the "CDFI") on October 8, 1998 (collectively, the "Regulatory Approvals").

     Mr. Evans has acquired voting control of the Shares by virtue of his appointment as trustee (the "Trustee") of a voting trust into which the Shares were deposited on January 6, 1999. The Trustee is the record holder of the Shares. The voting trust was created (subject to receipt of the Regulatory Approvals) by the Voting Trust Agreement by and among the Trustee, Mr. Masagung, and PTGA. Entry by Mr. Masagung and PTGA into the Voting Trust Agreement was mandated by the Order of Prohibition, Order to Cease and Desist and Order of Assessment of Civil Money Penalties Issued Upon Consent (the "Order") issued against Mr. Masagung and PTGA by the Board on November 30, 1998.

     The Order resolves allegations that Mr. Masagung and PTGA violated the Bank Holding Company Act of 1956, as amended, in connection with PTGA's acquisition of beneficial ownership of the PTGA Shares. Masagung was the record holder of the PTGA Shares and the Masagung Shares. The Order is by way of settlement only and Mr. Masagung and PTGA did not admit or deny any wrongdoing or liability with respect to any allegations or claims.

     The Voting Trust Agreement mandates the sale of the Shares and the voting trust shall continue in effect until the earlier of (a) the sale or disposition by merger or otherwise by the Trustee of the Shares and the remittance to Mr. Masagung and PTGA (hereinafter, the "Grantors") of the proceeds thereof in accordance with the terms of the Voting Trust Agreement and (b) July 4, 2002 (subject to extension with the prior approval of the Board and the CDFI).

     The foregoing description of certain material terms of the Order and the Voting Trust Agreement is qualified in its entirety by reference to the copies of the Order and Voting Trust Agreement attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

     The requirement that the Trustee sell the Shares is intended to result in the disposition by PTGA of the PTGA Shares and by Mr. Masagung of the Masagung Shares and may, depending on the transaction negotiated by the Trustee, result in (1) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or its subsidiaries, (2) a sale or transfer of a material amount of assets of the Issuer, (3) a change in the present board of directors or management of Issuer, (4) a material change in the present capitalization or dividend policy of the Issuer, (5) other material changes in the Issuer's business or corporate structure, (6) changes in the Issuer's charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Issuer by any person, (7) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (8) a class of equity securities of the


_________________
     /1/ The Bank is a direct wholly-owned subsidiary of the Issuer (and is also the sole subsidiary of the Issuer).

Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act. See Item 5.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Evans beneficially owns 31,027,302 shares (or approximately 97.8%) of the Issuer's Class A Common Stock. PTGA beneficially owns 16,600,845 shares (or approximately 52.3%) of the Issuer's Class A Common Stock. Mr. Masagung beneficially owns 14,426,457 shares (or approximately 45.5%) of the Issuer's Class A Common Stock.

(b) - (c) As described in Items 3 and 4, the Shares were deposited with the Trustee, pursuant to the Voting Trust Agreement, on January 6, 1999. Pursuant to the Voting Trust Agreement, the Trustee, acting in his absolute discretion, shall have the exclusive right to vote the Shares, provided that the Trustee shall not alter the articles of incorporation, bylaws, management or business plans of the Issuer in any material respect without prior approval of the Board and the CDFI and prior notice to the Grantors. The Trustee is required to nominate and to vote to elect members of the Board of Directors of the Issuer in a manner wholly independent of any direct or indirect influence of the Grantors or any of their affiliates.

(d) Pursuant to the Voting Trust Agreement, the Trustee shall receive and hold all dividends and other distributions declared and paid on the Shares and shall, unless otherwise instructed by the Board or the CDFI, distribute to the Grantors all dividends and other distributions of property (except securities of the Issuer or its bank subsidiary that have voting rights on any matter, which shall be held by the Trustee pursuant to the terms of the voting trust). Pursuant to the Order and the Voting Trust Agreement, the Trustee must pay a civil penalty on behalf of PTGA to the Board, out of the proceeds from any sale of the PTGA Shares, equal to $200,000 plus any profit resulting from its acquisition of control of the Issuer. Mr. Masagung has paid a $250,000 civil penalty and must pay a civil penalty to the Board equal to any profit resulting from his acquisition of control of the Issuer. For purposes of the Order, "profit" for PTGA and Mr. Masagung means the amount, if any, by which the proceeds from the sale of the PTGA Shares and the Masagung Shares, less the costs of sale incurred in the ordinary course, exceed $32.05 million and $23.5 million, respectively.

     The foregoing description of certain material terms of the Order and the Voting Trust Agreement is qualified in its entirety by reference to the copies of the Order and Voting Trust Agreement attached hereto as Exhibit 1 and Exhibit
                                                           ----------    -------
2, respectively, and incorporated herein by reference.
-

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     PTGA and Mr. Masagung have agreed to reimburse Mr. Evans for his expenses as trustee and to pay him a fee for his services as trustee, which will depend upon the price for which the Shares are sold. Except as set forth herein and as described in Items 4 and 5, Mr. Evans has no contract, arrangement, understanding or relationship with PTGA or Mr. Masagung or any other person regarding the PTGA Shares or the Masagung Shares, including but not limited to transfer or voting of any of such shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

1. Order of Prohibition, Order to Cease and Desist and Order of Assessment of Civil Money Penalties Issued Upon Consent, dated November 30, 1998.

2.   Voting Trust Agreement, dated November 30, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          January 14, 1999

                              ROBB EVANS



                              /s/ ROBB EVANS
                              --------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          January 14, 1999

                              PT GUNUNG AGUNG


                              /s/ Lego Nirwhono
                              ---------------------------
                              Name:  Lego Nirwhono
                              Title: Chairman of the Board

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          January 14, 1999

                              PUTRA MASAGUNG



                              /s/ PUTRA MASAGUNG
                              ------------------

                                                                         ANNEX A
                                                                         -------

                             JOINT FILING AGREEMENT

                              --------------------



     In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and all amendments to such statement and that such statement and each amendment to such statement is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of this 14th day of January, 1999.


                                               /s/ Robb Evans
                                               ---------------------------------
                                               By: Robb Evans



                                               /s/ Putra Masagung
                                               ---------------------------------
                                               By: Putra Masagung



                                               PT GUNUNG AGUNG


                                               By: /s/ Lego Nirwhono
                                                  -----------------------------
                                               Name:   Lego Nirwhono
                                               Title:  Chairman of the Board

                                                                         ANNEX B

                            Identity and Background
                            -----------------------

        The following table sets forth the names, addresses and principal occupations of the executive officers and directors of PT Gunung Agung. The principal business address of each such director and executive officer is the address of PT Gunung Agung, 55 M.H. Thamrin Street, Jakarta, Indonesia. Each of such persons is a citizen of Indonesia. Items 2(d) and 2(e) of Schedule 13D are not applicable with respect to any of such persons.

                Name                            Occupation

Lego Nirwhono                       Chairman of the Board of Directors of PTGA

Tanto Sudiro                        President Director of PTGA

Haji Muhammad Uncu Natsir           Member of the Board of Directors of PTGA

Auzy Fauzi Fadlan                   Director of PTGA


Exhibit
 Number     Description
--------------------------------------------------------------------------------
   1.       Order of Prohibition, Order to Cease and Desist and Order of
            Assessment of Civil Money Penalties Issued Upon Consent, dated
            November 30, 1998.

   2.       Voting Trust Agreement, dated November 30, 1998.
